Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

April 20, 2011

VIA EDGAR TRANSMISSION

Mr. Howard Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

Re:	Evermore Funds Trust (the “Trust”) (File Nos. 333-162066; 811-22335)
Evermore Global Value Fund (S000027063)
Evermore European Value Fund (S000027062)

Dear Mr. Hallock:

This correspondence is being filed in response to oral comments and suggestions provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) to U.S. Bancorp Fund Services, LLC, on behalf of the Trust and each of its series, the Evermore Global Value Fund and the Evermore European Value Fund (each a “Fund” and together, the “Funds”), on April 15, 2011, regarding the Trust’s Post-Effective Amendment No. 1 to the Trust’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-1A on March 1, 2011.

In connection with this response to the comments made by the Staff, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, Staff comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment:  With respect to the front cover page, if the Funds are not sold through an insured depository institution, please delete the sentence stating that the Funds are not insured or guaranteed by the Federal Deposit Insurance Corporation.

Response:  The Trust responds by making the requested deletion.

2.
Staff Comment:  Please confirm that a line item for acquired fund fees and expense will be added, as applicable, in the table labeled “Fees and Expenses of the Fund” for each Fund in the Trust’s next Post-Effective Amendment to be filed with the SEC, as stated in the Trust’s correspondence filed with the SEC on March 24, 2011 and March 31, 2011.

Response:  The Trust responds by confirming that a line item showing acquired fund fees and expenses will be added, as applicable, to each Fund’s “Fees and Expense of the Fund” table.

3.
Staff Comment:  In the footnotes to the “Fees and Expenses of the Fund” table for each Fund, please state whether acquired fund fees and expenses are excluded from the amount the Adviser has agreed to waive or reimburse pursuant to the expense cap limitation agreement.

Response:  The Trust responds by stating that acquired fund fees and expenses are excluded from the amount the Adviser has agreed to waive or reimburse each Fund pursuant to the expense cap limitation agreement and by revising each footnote as shown in Staff Comment 4, below.

4.
Staff Comment:  In the footnote to the “Fees and Expenses of the Fund” table for each Fund, please delete the last sentence stating that “Without this undertaking, expense for these share classes would be higher”, as this is neither required nor permitted by item 3 of Form N-1A.

Response:  The Trust responds by making the requested deletion and by revising the footnote to each Fund’s “Fees and Expenses of the Fund” table, as follows:

“Evermore Global Advisors, LLC (the "Adviser") has agreed to limit the amount of the Fund’s total annual operating expenses, exclusive of acquired fund fees and expenses, interest expense, brokerage expenses, taxes, and extraordinary expenses, to 1.60%, 2.35%, and 1.35% of the Fund’s average daily net assets for Class A, Class C, and Class I shares, respectively.    The Agreement is in effect through May 1, 2012, unless the advisory agreement is terminated by the Board of Trustees. ~~Without this undertaking, expenses for these share classes would be higher.~~”

5.
Staff Comment:  In the section entitled “Management Fees”, please include an explanation that, in addition to waiving its management fees, the Adviser has reimbursed each Fund to the extent that the total operating expenses of each Fund exceeded the expense caps.

Response:  The Trust responds by revising the last sentence of the section entitled “Management Fees” as follows:

“For the Fiscal year ended December 31, 2010, the Adviser waived all of its management fees for each Fund and reimbursed each Fund to the extent that the total annual operating expenses exceeded the expense cap for Class A, Class C and Class I shares, respectively, of each Fund.”

Mr. Howard Hallock
U.S. Securities and Exchange Commission
April 20, 2011

6.
Staff Comment:  With respect to the “Principal Investment Strategies” described in the Summary Section of the Global Value Fund, please clarify that the Fund will invest in the securities of issuers located in various countries, including the U.S.

Response:  The Trust responds by revising the first sentence of the third paragraph under the “Principal Investment Strategies” section as follows:

“The Global Value Fund will invest in the securities of issuers located in various countries, including the United States.  The Global Value Fund will invest at least 40% of its assets, and may invest up to 100% of its assets, in the securities of issuers located in various foreign countries, including both developed and emerging markets.”

7.
Staff Comment:  With respect to the “speculative (i.e. non-hedging) purposes” described in the  “Principal Investment Strategies” of each Fund’s Summary Section, please state whether the speculative, non-hedging use of derivatives described is a principal strategy of either Fund, and if so, expand the Trust’s disclosure pursuant to item 9 of Form N-1A under the section entitled “Additional Information about Investment Strategies and Risks of Investing in the Funds,” to clarify the types of derivative instruments that are or will be used and the extent to which they will be used, or confirm that that the non-hedging use of derivatives is not a principal strategy of the Fund(s).

Response:  The Trust responds by stating that the speculative, non-hedging use of derivatives is not a principal strategy of either Fund.  The Trust, therefore, removes the words “and/or for speculative (i.e., non-hedging) purposes” from each Fund’s “Principal Investment Strategies” section.

8.	Staff Comment: With respect to the “Purchase and Sale of Fund Shares” disclosure of each Fund’s Summary Section, please revise the section to disclose only what is required by item 6 of Form N-1A.

Response:  The Trust responds by revising the section entitled “Purchase and Sale of Fund Shares” for each Fund as follows:

“Purchase, ~~and~~ Sale, and Exchange of Fund Shares

You may purchase, ~~or~~ redeem or exchange shares of the European Value Fund each day the New York Stock Exchange (ÒNYSEÓ) is open. To purchase ~~or~~, sell, or exchange shares you should contact your financial intermediary or contact Evermore Funds Trust by telephone at (866) 383-7667; by regular, certified or registered mail to Evermore Funds, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701; by express mail to Evermore Funds Trust, c/o U.S. Bank Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53202.  You may also purchase ~~or redeem~~ shares by wire transfer. ~~to U.S. Bank, N.A., 777 E. Wisconsin Avenue, ABA 075000022, for credit to: U.S. Bancorp Fund Services, LLC, account number 112-952-137, for further credit to Evermore Funds Trust, shareholder name, and shareholder account number.~~  The European Value Fund’s initial and subsequent investment minimums generally are as follows:

[Table Omitted]

9.	Staff Comment: With respect to the “Tax Information” disclosure of each Fund’s Summary Section, please revise the section to include only what is required by item 7 of Form N-1A.

Mr. Howard Hallock
U.S. Securities and Exchange Commission
April 20, 2011

Response:  The Trust responds by revising the section entitled “Tax Information” for each Fund as follows:

“Except for tax-advantaged retirement plans and accounts and other tax-exempt investors, you will be subject to tax to the extent the [Global/European] Value Fund makes ~~actual or deemed~~ distributions of ordinary income or net capital gains. ~~Eventual withdrawals from certain retirement plans and accounts generally are subject to tax~~.”

10.
Staff Comment:  With respect to the “Principal Investment Strategies” described in the Summary Section of the European Value Fund, pursuant to Rule 35d-1(d)(1) of the 1940 Act,  please include a statement that “assets”, as relate to the 80% investment requirement, includes the amount of any borrowings for investment purposes.

Response:  The Trust responds by revising the first sentence of the third paragraph under the “Principal Investment Strategies” disclosure for the European Value Fund as follows:

“Under normal circumstances, the European Value Fund will invest at least 80% of its net assets, including any borrowings for investment purposes, in securities issued by European companies ~~and governments~~.

11.
 Staff Comment: With respect to the “Principal Investment Strategies” described in the Summary Section of the European Value Fund, please clarify whether the Fund will invest in both the securities of European companies and governments, or in companies only, and revise the disclosure in the first paragraph and first sentence of the third paragraph, accordingly.

Response: The Trust responds by stating that the Fund does not invest in the securities issued by foreign governments and will remove the words “and governments” from the first sentence of the third paragraph under the heading “Principal Investment Strategies”.

12.
Staff Comment:  With respect to the “Principal Investment Risks” described in the Summary Section of the European Value Fund, please delete the third sentence of the first paragraph and the statement that an investor “may lose money” from the second sentence as these statements are repeated at the end of the section.

Response:  The Trust responds by making the requested deletions.

13.
 Staff Comment:  With respect to the “Principal Investment Risks” described in the Summary Section of the European Value Fund, investment in emerging markets is not described as a principal strategy.  Please consider deleting the “Emerging Markets Risk” and adding a “European Markets Risk”, or tailoring the current “Foreign Securities Risk” to describe the specific risks of investing in European Markets.

Response:  The Trust responds by deleting the “Emerging Markets Risk” disclosure and by replacing it with the following “European Markets Risk”:

“European Market Risk: The economies of countries in Europe are in all stages of economic development and include both emerging and developed markets. European countries can be significantly affected by the tight fiscal and monetary controls that the European Economic and Monetary Union (EMU) imposes on its members and with which candidates for EMU membership are required to comply. Eastern European countries remain relatively undeveloped and can be particularly sensitive to social, political and economic conditions.”

Mr. Howard Hallock
U.S. Securities and Exchange Commission
April 20, 2011

In addition, the Trust undertakes to include expanded disclosure regarding the risks of investing in European markets in its item 9 disclosures under “Additional Information about Investment Strategies and Risks of Investing in the Funds.”

14.
 Staff Comment:  In the section entitled “How Fund Share Prices are Calculated,” please include the statement required by instruction 2 to item 11(a)(3) of Form N-1A that because the Funds have portfolio securities listed on foreign exchanges that trade on weekends or other days when the Funds do not price their shares, the net asset value of the Funds’ shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

Response:  The Trust responds by revising the last paragraph of the sub-section entitled “Valuation – Foreign Securities – Potential Impact of Time Zones and Market Holidays,” as follows:

“In addition, trading in foreign portfolio securities generally, or in securities markets in a particular country or countries, may not take place on every NYSE business day. Furthermore, trading takes place in various foreign markets on days that are not business days for the NYSE, and on which the Funds’ NAVs are not calculated.  Thus, the calculation of the Funds’ NAVs does not take place contemporaneously with the determination of the prices of many of the foreign portfolio securities used in the calculation and may, therefore, change on days when shareholders may not be able to redeem or purchase the Funds’ shares.  If events affecting the last determined values of these foreign securities occur (determined through the monitoring process described above), the securities will be valued at fair value determined in good faith in accordance with the Funds’ fair value procedures established and approved by the Board of Trustees.”

Statement of Additional Information

15.
 Staff Comment: With respect to the Funds’ fundamental investment policies regarding borrowing money and issuing senior securities, please consider providing additional disclosure describing the extent to which such activities are permitted by the 1940 Act.

Response:  The Trust responds by referring the Staff to the sub-section entitled “Borrowings” under the Funds’ “Investment Strategies and Risks” disclosure.  The Trust believes that the disclosure in this section accurately and adequately describes the extent to which borrowing money and issuing senior securities are permitted by the 1940 Act.

16.
Staff Comment:  With respect to the Funds’ disclosure regarding “Management of the Fund – Board of Trustees”, please include statement indicating whether, and if so, how the Board considers diversity in selecting its members.

Response: The Trust responds by adding to the second to last sentence of the third paragraph under the heading “Board Committees” on page 32 the following sentence:

“In making nominations for Independent Trustee membership on the Board, the Nominating and Governance Committee may consider potential nominees in light of their professional experience, education, skill, and other individual qualities and attributes that contribute to Board heterogeneity.”

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6620.

Mr. Howard Hallock
U.S. Securities and Exchange Commission
April 20, 2011

Very truly yours,

/s/ Alia Mendez
Alia Mendez, Esq.
For U.S. Bancorp Fund Services, LLC